UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

A. O. Smith Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

831865209

(CUSIP Number)

with a copy to:

Fredrick G. Lautz Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5309	Bruce M. Smith c/o Smith Investment Company LLC 11270 West Park Place Milwaukee, Wisconsin 53224 (414) 359-4030

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831865209

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Smith Family Trusts N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (See Item 5)
8. Shared Voting Power 0 (See Item 5)
9. Sole Dispositive Power 0 (See Item 5)
10. Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5)	☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person OO

Preliminary Note:

This Schedule 13D/A is filed by the shareholders of A.O. Smith Corporation (“AOS”) named on Appendix A, who were formerly shareholders of Smith Investment Company, a Nevada corporation (“SICO”). These shareholders are certain individual members of the Smith family and trusts for the benefit of certain members of the Smith family (collectively, the “Smith Family Trusts”). Arthur O. Smith and Bruce M. Smith (together, “Messrs. Smith”) have acted as the Smith Family Trusts’ representatives for purposes of the matters described in this filing. Messrs. Smith as individuals are included in the Smith Family Trusts, and also are trustees for and beneficiaries of certain of the trusts which are included in the Smith Family Trusts. This Schedule 13D/A amends the Schedule 13D previously filed and subsequently amended by the Smith Family Trusts.

The Smith Family Trusts previously reported their determination to jointly engage in discussions with other shareholders of SICO, a special committee of SICO’s board of directors, and potentially AOS and a special committee formed by AOS’s board of directors, regarding a proposal for a potential transaction between SICO and AOS, or any related proposals or counter-proposals, as well as to potentially negotiate and enter into agreements with other SICO shareholders related to a potential transaction.

On December 9, 2008, AOS and SICO executed an Agreement and Plan of Merger among them and certain subsidiaries (the “Merger Agreement”) pursuant to which SICO would merge into a subsidiary of AOS (the “Merger”) and, among other matters, each outstanding share of SICO common stock (other than shares owned by AOS, SICO or their respective subsidiaries, or shares held by SICO shareholders who properly exercise dissenters’ rights) would be converted into the right to receive 2.396 shares of AOS Class A Common Stock, $5.00 par value per share (the “Class A Common Stock”) and 0.463 shares of AOS Common Stock, $1.00 par value (the “Common Stock”), without giving effect to escrow arrangements pursuant to the Merger Agreement. The aggregate number of AOS shares being issued in the Merger represents a 1.5% discount to the aggregate number of AOS shares held by SICO prior to the Merger, subject to a portion of the Common Stock being placed in escrow to satisfy indemnification claims, if any, by AOS under the Merger Agreement. A copy of the Merger Agreement was attached as Exhibit 2.1 to AOS’s Current Report on Form 8-K, dated December 9, 2008 (the “AOS 8-K”). In connection with and as contemplated by the Merger Agreement, the Smith Family Trusts entered into certain agreements and arrangements, which are further described in this Schedule 13D/A.

The Merger, and the other transactions contemplated by the Merger Agreement, were consummated on April 22, 2009, as provided in the Merger Agreement. As a consequence of the consummation of the Merger, the Smith Family Trusts ceased acting collectively with respect to the purposes described above and is considered by its constituents to have disbanded. While action is expected to be taken in the future by constituents of the Smith Family Trusts for the formation of a voting trust, as contemplated by the Merger Agreement and as described herein, it is expected that the voting trust will separately comply with its obligations (if any) with respect to Regulation 13D reporting on a going forward basis.

This filing does not constitute an admission that, by these actions, the Smith Family Trusts, or any constituents of the Smith Family Trusts, constitute or have formed a “group” within the meaning of Regulation 13D under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 1.	Security and Issuer

The Schedule 13D/A relates to the Common Stock, par value $1.00 per share, of A. O. Smith Corporation, a Delaware corporation. The address of the principal executive office of AOS is 11270 West Park Place, Milwaukee, Wisconsin 53224.

Item 2.	Identity and Background

(a)	This filing is made by the Smith Family Trusts, as described above in “Preliminary Note.” The names of the persons and entities that are part of the Smith Family Trusts are set forth on Appendix A hereto.

(b)	The address of the Smith Family Trusts is in care of Arthur O. Smith and Bruce M. Smith at 11270 West Park Place, Milwaukee, Wisconsin 53224.

(c)	Arthur O. Smith is the retired Chairman, President and Chief Executive Officer of SICO, and served as a Director of SICO. Bruce M. Smith was the Chairman, President and Chief Executive Officer of SICO, and is a Director of AOS. Margaret B. Smith is the spouse of Arthur O. Smith. The trusts are family-created trusts.

(d)	None of Arthur O. Smith, Bruce M. Smith, nor the other members of the Smith Family Trusts has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of Arthur O. Smith, Bruce M. Smith, nor the other members of the Smith Family Trusts has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Arthur O. Smith, Bruce M. Smith, and the other individuals among the Smith Family Trusts are citizens of the United States. The trusts included in the Smith Family Trusts are all organized under Wisconsin law.

Item 3.	Source and Amount of Funds or Other Consideration

The SICO shares, and the shares of Common Stock and Class A Common Stock owned by SICO prior to the Merger, were acquired over a number of years, including prior to the initial public offering of AOS and subsequently as a result of open market purchases and stock dividends. As previously noted, as a result of the Merger, the SICO shares were converted into shares of the Common Stock and Class A Common Stock.

Item 4.	Purpose of Transaction

The Preliminary Note at the beginning of this Schedule 13D/A is incorporated by reference in this section. In their joint press release dated December 9, 2008, AOS and SICO described the Merger Agreement and Merger in part as follows:

A. O. Smith Corporation (NYSE: AOS) and its largest stockholder, Smith Investment Company (PK: SMIC), announced today that they have signed a definitive merger agreement providing for Smith Investment to become a wholly-owned subsidiary of A. O. Smith in a tax free exchange. As a result of the merger, the stockholders of Smith Investment will own shares of A. O. Smith directly, rather than through Smith Investment. Stockholders of Smith Investment will be entitled to receive 2.396 shares of A. O. Smith Class A Common Stock and 0.463 shares of A. O. Smith Common Stock for each share of Smith Investment stock they hold.

A description of the Merger Agreement, the Merger and related transactions was also included in the AOS 8-K.

In connection with the execution of the Merger Agreement and as contemplated thereby, the Smith Family Trusts entered into a letter agreement, dated December 9, 2008, with AOS and SICO (the “Support Agreement”) by which the Smith Family Trusts agreed to take certain actions generally supportive of the Merger, including voting their shares of SICO common stock in favor of the Merger and the other transactions contemplated by the Merger Agreement. The Smith Family Trusts also entered into a Stockholder Agreement, dated December 9, 2008, with AOS (the “Stockholder Agreement”) whereby they generally agreed that, for a period of up to three years after the Merger, they will not engage in certain actions relating to AOS or its securities, including solicitations of proxies or shareholder consents, specific acquisition transactions, or certain transfers of their shares of Class A Common Stock.

The Merger Agreement also contemplated that the Smith Family Trusts and certain other members of the Smith family may form a voting trust to hold their shares of the Common Stock and the Class A Common Stock after the Merger. A form of the Voting Trust Agreement (the “Voting Trust Agreement”) was contemplated by the Merger Agreement.

See Item 6 hereof for a further, more detailed discussion of each of the Support Agreement, the Stockholder Agreement and the form of Voting Trust Agreement. Except as set forth herein (including in the Preliminary Note), the Smith Family Trusts do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. As noted above, as a consequence of the consummation of the Merger, the Smith Family Trusts have ceased acting collectively with respect to actions described herein.

Item 5.	Interest in Securities of the Issuer

The Preliminary Note at the beginning of this Schedule 13D/A is incorporated by reference in this section. As a consequence of the Merger and the Smith Family Trusts ceasing to act collectively for the purposes described herein, the Smith Family Trusts no longer collectively beneficially own shares of Common Stock. Upon the formation of a voting trust, as contemplated by the Merger Agreement, the voting trust would separately comply with its obligations (if any) under Regulation 13D.

Other than the conversion of shares in the Merger, none of the constituents of the Smith Family Trusts has effected any transactions in the Common Stock or the Class A Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Prior to the Merger, the Smith Family Trusts entered into the relationship described herein for purposes of joint discussions and potential negotiations and agreements, arrangements and understandings, regarding a potential transaction. As noted above, as a consequence of the consummation of the Merger, the Smith Family Trusts ceased acting collectively with respect to the actions for which the “group” was formed. Upon the formation of a voting trust, as contemplated by the Merger Agreement, the voting trust will separately comply with its obligations (if any) under Regulation 13D.

In connection with the signing of the Merger Agreement and as contemplated thereby, the Smith Family Trusts entered into the following two agreements:

•

Under the Support Agreement, until the Merger was consummated or the Merger Agreement was otherwise terminated, the Smith Family Trusts agreed to vote their shares of SICO common stock in favor of the Merger, the other transactions contemplated by the Merger Agreement, and any other matter being voted upon by SICO’s shareholders for the purpose of facilitating the Merger. Among other things, the Smith Family Trusts also agreed to vote against any proposal which was reasonably expected to prevent or materially delay the Merger or any proposal directly resulting from or related to an intervening event that resulted in the modification and withdrawal of the recommendation of SICO’s board of directors in favor of the Merger. Upon the consummation of the Merger, the Support Agreement ceased to have ongoing effect.

•

Under the Stockholder Agreement, which continues after the Merger, each of the parties forming the Smith Family Trusts generally agreed that, for a period of up to three years after the Merger, as shareholders of AOS, they will not engage in certain solicitations of proxies or shareholder consents, solicit approval for a shareholder proposal, make specific acquisition transactions, make certain transfers of their shares of Class A Common Stock to a permitted transferee that has not executed the Stockholder Agreement, or enter into certain other agreements, arrangements or understandings which would result in the formation of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to AOS or the Common Stock. The Stockholder Agreement permits the creation of the Voting Trust described herein. The Stockholder Agreement provides that certain transactions which might otherwise conflict with the Stockholder Agreement are nonetheless permitted, and also provides that certain of these restrictions will terminate upon the occurrence of specified events set forth in the Stockholder Agreement.

In addition, as contemplated by the Merger Agreement, the constituents of the Smith Family Trusts expect to enter into a Voting Trust Agreement to form a voting trust to hold shares of Common Stock and Class A Common Stock, including the preponderance of the shares received in the Merger. Under the Voting Trust Agreement appended to the Merger Agreement, the voting trustees would be responsible for the voting of the Common Stock and the Class A Common Stock. The Voting Trust Agreement also includes restrictions on certain withdrawals from the Voting Trust; for example, the voting trustees would be permitted to substitute Common Stock for any shares of Class A Common Stock that a participant wishes to withdraw. Certain other lineal descendants of Lloyd R. Smith, and certain related persons or entities, may also deposit shares into the voting trust when it is formed.

Each of the Support Agreement, the Stockholder Agreement and the form of Voting Trust Agreement is incorporated by reference as an exhibit to this Schedule 13D/A. The descriptions contained herein are only a summary of the material provisions of those agreements. The texts of the agreements are incorporated by reference herein and provide further information, detail and limitations as to the specific rights, duties and obligations thereunder.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated August 14, 2008, among the Smith Family Trusts, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. [Incorporated by reference to Exhibit 1 of the Schedule 13D of the Smith Family Trusts dated August 14, 2008.]

2.	Support Agreement, dated December 9, 2008, among AOS, SICO and the Smith Family Trusts. [Incorporated by reference to Exhibit 2 of the Schedule 13D/A of the Smith Family Trusts dated December 9, 2008.]

3.	Stockholder Agreement, dated December 9, 2008, among AOS and the Smith Family Trusts. [Incorporated by reference to Exhibit 3 of the Schedule 13D/A of the Smith Family Trusts dated December 9, 2008.]

4.	Form of Smith Family Voting Trust Agreement. [Incorporated by reference to Exhibit 4 of the Schedule 13D/A of the Smith Family Trusts dated December 9, 2008.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2009	SMITH FAMILY TRUSTS

/s/ Arthur O. Smith
Arthur O. Smith, representative

/s/ Bruce M. Smith
Bruce M. Smith, representative

Appendix A

Name of Trust	Trustees
Arthur O. Smith III Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Regina Smith Mallon Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Maria L. Smith Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Mark D. Smith Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Dana K. Smith Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Lucy W. Smith Trust u/a dated 12/29/52	Bruce M. Smith, Daniel M. Hess
Robert Lewis Smith Family Trust dated 6/28/72	Bruce M. Smith, Daniel M. Hess
Sierra Anne Steer Smith 2002 Trust dated 1/13/2003	Bruce M. Smith, Daniel M. Hess
Lloyd David Smith 2003 Trust	Bruce M. Smith, Daniel M. Hess
June E. Rhea Family Trust dated 1/5/71	Bruce M. Smith, Daniel M. Hess
June Ellyn Rhea 1987 Trust	Bruce M. Smith, Daniel M. Hess
Robin Rhea Family Trust dated 7/22/76	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o Lloyd Fay	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o June Rhea	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o Robin Rhea	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1970 Trust f/b/o Lloyd Fay	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1970 Trust f/b/o June E. Rhea	Bruce M. Smith, Daniel M. Hess
Lloyd Johns Fay Trust dated 11/6/74	Bruce M. Smith, Daniel M. Hess
June Ellyn Rhea Trust dated 11/6/74	Bruce M. Smith, Daniel M. Hess
Robin Rhea Trust dated 11/6/74	Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o Lloyd Fay	Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o June E. Rhea	Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o Robin Robin	Bruce M. Smith, Daniel M. Hess
Taylor Benjamin Alt 2001 Trust	Arthur O. Smith, Daniel M. Hess
Jonathon Douglas Alt 2001 Trust	Arthur O. Smith, Daniel M. Hess
L.B. Smith 1994 Trust	Arthur O. Smith, Daniel M. Hess
Melissa Anne Smith 2003 Trust	Arthur O. Smith, Daniel M. Hess
Amelia Paige McEneany Smith Minority Trust 6/24/96	Arthur O. Smith, Daniel M. Hess
Amelia Paige McEneany Smith 1996 Trust 12/10/96	Arthur O. Smith, Daniel M. Hess
Liam Quinn McEneany Smith 2000 Trust	Arthur O. Smith, Daniel M. Hess
Alexandra Marie Smith 1987 Trust dated 11/06/87	Arthur O. Smith, Daniel M. Hess
Alexandra Marie Smith Minority 1989 Trust 12/19/89	Arthur O. Smith, Daniel M. Hess
Joshua Daniel Smith 1987 Trust dated 9/4/87	Arthur O. Smith, Daniel M. Hess
Joshua Daniel Smith 1989 Minority Trust dated 12/19/89	Arthur O. Smith, Daniel M. Hess
Katherine Anne Smith 1988 Trust dated 12/23/88	Arthur O. Smith, Daniel M. Hess
Katherine Anne Smith 1989 Minority Trust 12/19/89	Arthur O. Smith, Daniel M. Hess
Anneliese Victoria Smith 1994 Trust	Arthur O. Smith, Daniel M. Hess
Anneliese Victoria Smith 1994 Minority Trust	Arthur O. Smith, Daniel M. Hess
Scott Gordon Linzmeyer 1987 Trust dated 3/10/87	Arthur O. Smith, Daniel M. Hess
Scott Gordon Linzmeyer 1989 Minority Trust 12/19/89	Arthur O. Smith, Daniel M. Hess
Lloyd Johns Fay Family Trust	Arthur O. Smith, Daniel M. Hess
Agnes G. Hummel Trust	Bruce M. Smith
Robert Lewis Smith Trust u/a dated 11/12/52	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Roger Scott Smith Trust u/a dated 11/12/52	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Nancy Smith Linzmeyer Trust u/a dated 12/17/57	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Bruce M. Smith Trust u/a dated 11/12/52	Robert L. Smith, Arthur O. Smith, Daniel M. Hess

A-1

Name of Trust	Trustees
Arthur O. Smith Revocable 1976 Trust	Margaret Smith, Bruce Smith, Daniel Hess
Arthur O. Smith III Family Trust dated 12/29/76	Margaret B. Smith, Daniel M. Hess
Mallon Family Trust	Margaret B. Smith, Daniel M. Hess
Maria Lauren Smith Family Trust dated 12/27/79	Margaret B. Smith, Daniel M. Hess
Mark Dean Smith Family Trust dated 8/12/82	Margaret B. Smith, Daniel M. Hess
Dana K. Smith Family Trust dated 12/16/83	Margaret B. Smith, Daniel M. Hess
A. O. Smith Family 1973 Trust f/b/o Arthur O. Smith III	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Maria L. Smith	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Mark D. Smith	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Dana K. Smith	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Tracy Aaron Mallon	Margaret B. Smith, Arthur O. Smith
Bruce M. Smith Family Trust u/a dated 6/01/72	Robert L. Smith, Daniel M. Hess
Jessica A. Mallon Minority Trust dated 12/27/83	A. O. Smith III, Daniel M. Hess
Robert A. Mallon Minority Trust dated 12/27/83	A. O. Smith III, Daniel M. Hess
Tracy A. Mallon 1987 Trust dated 4/15/87	A. O. Smith III, Daniel M. Hess
Lindsay Smith 1987 Trust dated 5/22/87	A. O. Smith III, Daniel M. Hess
Megan Elizabeth Smith 1987 Trust dated 12/12/87	A. O. Smith III, Daniel M. Hess
Jennifer Katherine Smith 1994 Trust dated 5/17/94	A. O. Smith III, Daniel M. Hess
Theresa Marie Banghart 1999 Trust dated 12/06/99	Daniel M. Hess, Elizabeth Smith
Rebecca A. Banghart 1999 Trust dated 12/06/99	Daniel M. Hess, Elizabeth Smith
Arthur Oliver Smith IV 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Elizabeth Carter Smith 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Katherine Lee Smith 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Roger Scott Smith Family Trust u/a dated 6/29/72	Daniel M. Hess
Nancy Smith Linzmeyer Family Trust u/a dated 9/27/73	Daniel M. Hess

Others	Manner Held
Arthur O. Smith	Individually
Margaret B. Smith	Individually
Bruce M. Smith	Individually

A-2

EXHIBIT INDEX

1.	Joint Filing Agreement, dated August 14, 2008, among the Smith Family Trusts, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. [Incorporated by reference to Exhibit 1 of the Schedule 13D of the Smith Family Trusts dated August 14, 2008.]

2.	Support Agreement, dated December 9, 2008, among AOS, SICO and the Smith Family Trusts. [Incorporated by reference to Exhibit 2 of the Schedule 13D/A of the Smith Family Trusts dated December 9, 2008.]

3.	Stockholder Agreement, dated December 9, 2008, among AOS and the Smith Family Trusts. [Incorporated by reference to Exhibit 3 of the Schedule 13D/A of the Smith Family Trusts dated December 9, 2008.]

4.	Form of Smith Family Voting Trust Agreement. [Incorporated by reference to Exhibit 4 of the Schedule 13D/A of the Smith Family Trusts dated December 9, 2008.]